UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.
20549


SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.      	)*



HSM Holdings, Inc.
(Name of Issuer)

Common
(Title of Class of Securities)


(CUSIP Number)

G. Darcy Klug, 1118 Jefferson Street, Lafayette, Louisiana 70501
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 19, 2009
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 0

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule,including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. ..................................
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
    G. Darcy Klug

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.  SEC Use Only

4.  Source of Funds (See Instructions): PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization: USA

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.  Sole Voting Power: 10,000,000

8.  Shared Voting Power: 0

9.  Sole Dispositive Power: 10,000,000

10. Shared Dispositive Power:  0

11. Aggregate Amount Beneficially Owned by Each Reporting Person:
    10,000,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11): 100%

14. Type of Reporting Person (See Instructions): IN



Item 1. Security and Issuer

This statement on Schedule 13D (this Statement) relates to the shares of common stock, par value $0.001 per share (the Common Stock), of HSM Holdings, Inc., a Delaware corporation (the Issuer). The Issuers principal executive offices are located at 1118 Jefferson Street, Lafayette, Louisiana 70501.


Item 2. Identity and Background

(a) G. Darcy Klug

(b) Business address is 1118 Jefferson Street, Lafayette, Louisiana 70501.

(c) Director, President, Chief Executive Officer, Chief Financial Officer and Chairman of the Board of the Issuer whose address is disclosed under
Item 2(b).

(d) During the past five years, Mr. Klug has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Klug has not been subject to any judgment, decree, or final order resulting from civil proceedings of a judicial or administrative body enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Mr. Klug is a citizen of the United States of America.


Item 3. Source and Amount of Funds or Other Consideration

On June 19, 2009, Mr. Klug acquired 10,000,000 shares of Common Stock for cash totaling $40,000 pursuant to that certain Stock Purchase Agreement dated as of June18, 2009 by and among G. Darcy Klug, Anthony Hu, Simone Crighton, Robert Young and the Issuer, a copy of which is included as an exhibit to this Statement and is hereby incorporated by reference into this
Item 3. The source of funds for the acquisition was Mr. Klugs personal funds.


Item 4. Purpose of Transaction

Mr. Klug acquired the shares of Common Stock for the purpose of acquiring sole ownership and control of the Issuer. In connection with the closing of the transaction, all of the directors and officers of the Issuer resigned and Mr. Klug was appointed as the sole director, President, Chief Executive Officer, Chief Financial Officer and Chairman of the Board of the Issuer. Mr. Klug does not have any present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuers business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuers charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.


Item 5. Interest in Securities of the Issuer

(a) Following the June 19, 2009 acquisition, Mr. Klug beneficially owns 10,000,000 shares of Common Stock representing 100% of the Issuers outstanding Common Stock. The Issuer has no other shares of capital stock outstanding.

(b) Mr. Klug has the sole power to vote or dispose of all of his 10,000,000 shares of Common Stock.

(c) Except for the June 19, 2009 acquisition reported hereby, Mr. Klug has not effectuated any transactions involving securities of the Issuer in the last sixty days.

(d) Not applicable.

(e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Klug and any other person with respect to any securities of the Issuer.


Item 7. Material to Be Filed as Exhibits

The following is filed as an exhibit:

Stock Purchase Agreement dated as of June 18, 2009 by and among G. Darcy Klug, Anthony Hu, Simone Crighton, Robert Young and the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 29, 2009
Date

/s/  G. Darcy Klug
Signature

G. Darcy Klug, President and Chief Executive Officer
Name/Title


737624.01